As filed on December 6, 2002               333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of issuer of deposited securities as specified in its charter)

Central Electric Company of Brazil
(Translation of issuer’s name into English)

The Federative Republic of Brazil
(Jurisdiction of Incorporation or organization of Issuer)

JPMORGAN CHASE BANK
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, New York, New York 10081
Tel. No.: (212) 552-4944
(Address, including zip code, and telephone number of depositary’s principal offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Address, including zip code, and telephone number of agent for service)

With copies to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
555 Madison Avenue, 11th Floor
New York, New York 10022
It is proposed that this filing become effective under Rule 466

                                    [x] immediately upon filing       [  ] on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. [  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five hundred common shares, without par value, of Centrais Elétricas Brasileiras S.A. - Eletrobrás	100,000,000	$.05	$5,000,000	$460

(1) Each unit represents 100 American Depositary Shares.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

         The Prospectus consists of the form of American Depositary Receipt included as Exhibit (a) to this Registration Statement on Form F-6, which is incorporated herein by reference.

I - 1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

         (a)      Form of Amended and Restated Deposit Agreement dated as of October 18, 2002 among Centrais Elétricas Brasileiras S.A. - Eletrobrás, JPMorgan Chase Bank (f/k/a Morgan Guaranty Trust Company of New York) as depositary (the “Depositary”), and all holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”).

         (b)      Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

         (c)      Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

         (d)      Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Previously filed.

         (e)      Certification under Rule 466.

______________

Item 4. UNDERTAKINGS

         (a)      The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

         (b)      If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 6, 2002

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By: JPMORGAN CHASE BANK, Depositary
By: /s/Jordona Chutter
Name: Jordana Chutter
Title: Vice President

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Centrais Elétricas Brasileiras S.A. - Eletrobrás certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on December 5, 2002

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. -ELETROBRÁS
By:	/s/Altino Ventura Filho

Name:	Altino Ventura Filho
Title:	Chairman and President

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Altino Ventura Filho and Nereu Ramos Neto, and each of them, as his true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on December 5, 2002.

Name	Title

/s/ Altino Ventura Filho Altino Ventura Filho	Chairman and President (Chief Executive Officer)

/s/ Nereu Ramos Neto Nereu Ramos Neto	Chief Financial Officer and Executive Director

/s/ Roberto Garcia Salmeron Roberto Garcia Salmeron	Executive Director

Name	Title

Marcio Pereira Zimmermann	Executive Director

Saulo Jose Nascimento Cisneiros	Executive Director

/s/ Altino Ventura Filho Altino Ventura Filho	Member of the Board of Directors

/s/ Francisco Luiz Sibut Gomide Francisco Luiz Sibut Gomide	Member of the Board of Directors

Luiz Vianna Neto	Member of the Board of Directors

/s/ Silvano Gianni Silvano Gianni	Member of the Board of Directors

/s/ Euclides Girolamo Scalco Euclides Girolamo Scalco	Member of the Board of Directors

Pietro Erber	Member of the Board of Directors

/s/ Maria Elizabeth Domingues Cechin Maria Elizabeth Domingues Cechin	Member of the Board of Directors

Gustavo Krause Gonçalves Sobrinho	Member of the Board of Directors

/s/ Scott A. Ziegler Scott A. Ziegler Ziegler, Ziegler & Associates	Authorized Representative in the United States

Index to Exhibits

Exhibit Number		Sequentially Numbered Page

(a)	Amended and Restated Deposit Agreement

(d)	Opinion of Ziegler, Ziegler, & Associates LLP, counsel for the Depositary, as to the legality of the securities to be registered

(e)	Certification under Rule 466